Exhibit 10.1

EMPLOYMENT AGREEMENT

This Agreement is made as of the 8th day of October, 2019, between:

LAID BEVERGES INC. (“Employer” or “LBI”) with its principal office located at 606 Johnson Avenue Suite 1 Bohemia, NY 11716; and

Peter Scalise III (“Employee”), residing at PO Box 66 Oakdale, NY 11769 who are hereinafter sometimes collectively referred to as “the parties.”

WITNESSETH

WHEREAS Employee desires to be employed by Employer as President; and

WHEREAS, Employer desires to hire Employee in such capacity; and

WHEREAS, LBI is engaged in a highly competitive business and must maintain their competitive position by protecting their sources of supply, including existing and future suppliers, customers and distributors, methods of operation and know-how, business information and other tangible and intangible forms of confidential information and intellectual property; and

WHEREAS, Employee has been and will continue to be engaged in a fiduciary capacity in which he will receive confidential information regarding LBI business affairs; and

WHEREAS, the parties wish to define their respective rights, duties and obligations to each other during the terms of this Agreement and thereafter.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1. Employment:

(A) General: LBI employs Employee as its President, and Employee accepts such employment under the terms and conditions set forth herein, which shall supersede any different or other terms and conditions which may have been embodied in any prior Agreement between the parties hereto including any oral understanding of the parties.

2. Duties: Employee shall be responsible for all matters relating to the management of Employer’s business affairs including, but not limited to, primary responsibility for supervision of all business operations; the hiring and firing of employees and independent consultants by Employer and to perform all duties usual and typically associated with the position of President on behalf of LBI.

3. Term: The term of this Agreement shall be five (5 years, commencing on the date of this Agreement) Further, this Agreement may not be terminated by either party unless death or disability for a period of one year of the employee occurs.

4. Extent of Services: Employee shall devote his time, attention and efforts to the performance of his duties hereunder as needed and shall use his best efforts to promote the business of LBI. During the term hereof, Employee is permitted to engage in any other business activity whether for profit or other pecuniary advantage without the express written consent of LBI, and (i) Employee is permitted to serve as a principal, partner, employee, officer or director of, or consultant or contractor to, any business or entity conducting business for profit without the prior written consent of LBI.

5. Compensation and Benefits: As compensation for his services hereunder Employee shall receive the compensation set forth on Schedule A annexed hereto.

6. Covenant Not to Compete: Employee hereby covenants and agrees that during the term of this Agreement:

a) Customer Solicitation. Employee will not in any way, directly or indirectly, solicit, divert, take away or accept, the business of any of the customers of LBI served by any employee of LBI during the term of this Agreement for the purpose of selling to or servicing for any such customer any product or service which was provided or offered by LBI during the term of this Agreement;

b) Interference With Customer Relationships. Employee will not, directly or indirectly, attempt or seek to cause any of the foregoing customers of LBI to refrain from maintaining or acquiring from or through LBI any product or service which was provided or offered by LBI during the term hereof, and will not assist any other person or persons to do so. Employee agrees that telephonic or written communication by him to any of the customers described above shall constitute activity by Employee for the purposes of this Agreement;

c) Supplier Solicitation. Employee will not in any way, directly or indirectly, solicit, divert, take away or accept, the business of any of LBI’s suppliers (including manufacturers) or other entities with whom LBI has any business relationship related to the services it offers to customers (collectively the “Suppliers”) which were served by any LBI employee during the term of this Agreement;

d) Interference with Supplier Relationships. Employee will not, directly or indirectly, attempt to seek to cause any of the foregoing Suppliers to refrain from selling to or supplying LBI with any product or service which was provided or offered to LBI during the term hereof, and will not assist any other person or persons to do so. Employee agrees that telephonic or written communication by him to any of the Suppliers described above shall constitute activity by Employee for the purposes of this Agreement.

8. Nondisclosure: Employee acknowledges that, for Employee to perform effectively his duties hereunder, LBI will disclose to Employee certain valuable trade secrets and certain valuable confidential business information that have been created, discovered, or developed by, or that otherwise have become known to LBI because of substantial effort, expense and time incurred by LBI. In light of such acknowledgment, Employee agrees as follows:

a) Trade Secrets: Employee hereby acknowledges that certain processes, formulas and mechanisms used by LBI in the operation of its business, are not generally known to the public or to other persons engaged in businesses similar to its business and, as such, constitute its trade secrets. Employee hereby agrees never to directly or indirectly disclose or use, or assist anyone else in disclosing or using such trade secrets to any person or entity other than as authorized in the regular course of the performance of this Agreement;

b) Confidential Information: Employee hereby agrees that during the term of this Agreement and for a period of one month following termination of such employment, Employee will not divulge, disclose or make accessible to any person or entity the following confidential business information of LBI: (I) marketing plans, strategies and forecasts; (ii) financial statements, budgets, prices, costs and financial projections; (iii) customer names, addresses and contact persons; and (iv) Supplier and the details of their business agreements, unless required in the performance of his duties hereunder or with the written permission of LBI.

9. Property of Employer: Employee agrees that upon termination of this Agreement, he will promptly deliver to LBI all written and other materials in his possession or control which contain any of the trade secrets and confidential business information described in paragraph 8 hereof and all other property of LBI in his possession or control at such time, which was obtained from LBI, or complied or produced for Employer or LBI during the terms of this Agreement, including, but not limited to, manuals, records, data, plans, programs, program listings, flow charts, record layouts, computer parts, computer printouts, magnetic tapes, diskettes, disks, card decks, letters and customer lists with the exception of personal diaries.

10. Non-solicitation of Employees: During the term of this Agreement and for one month thereafter, Employee shall not hire or solicit for employment, directly or through or on behalf of any other party, any persons who are then employees of LBI.

11. Relations with Third Parties and Representations of Employee;

a) Employee agrees that Employer may make known to others the existence of this Agreement and the provisions of all or any part hereof.

b) Employee represents and warrants that:

l) He is not in violation of any contract, patent or other information nondisclosure agreement or any other agreement, judgment, decree or order of any court or administrative agency affecting his right to be employed by LBI;

2) No contract, judgment, decree or order affect his obligations hereunder, nor does the execution of this Agreement, nor the carrying on of Employer’s or LBI’s business conflict with any such term, judgment, decree or order; and

3) Neither he nor any of his affiliates (as that term is defined under the Securities Act of 1933) are a party to any transaction, agreement or understanding to which Employer or LBI is also a party except this Agreement or any agreement executed hereunder.

12. Remedies; Survival; Severability:

a) LBI and Employee agree that in the event of a breach of any of the covenants, agreements or obligations under Sections 7, 8, 9 and 10, remedies at law would be inadequate, and either party may seek injunctive relief as well as damages.

b) The covenants, agreements, representations, warranties and obligations contained in Sections 7, 8, 9 and 10 hereof shall survive the termination of this Agreement.

c) Each covenant, agreement and obligation contained in Sections 7, 8, 9 and 10 hereof shall be independent and severable from the others and should, for any reason, any be held illegal, invalid or unenforceable in whole or in part, said illegality, invalidity or unenforceability shall not affect the other covenants and obligations in said Sections.

d) In the enforcement of their rights hereunder, LBI and Employee shall retain all of their rights under law or in equity to enforce the obligations of the other party hereunder or otherwise, and to seek relief for the acts of the other party both subject to and not subject to the terms of this Agreement.

13. Miscellaneous:

a)	Entire Agreement. This Agreement embodies the entire agreement of the parties hereto relating to the subject matter hereof. No amendment, modification, waiver or attempted waiver of this Agreement or any part hereof shall be valid or binding unless made in writing and signed by the party to be bound.

b)	Modification. This Agreement may not be amended, supplemented, or modified except by a written agreement signed by the party to be charged with such modification, amendment or supplement.

c)	Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested or by Federal Express, express mail or similar overnight delivery or courier service or delivered (in person or by telecopy, telex or similar telecommunications equipment) against receipt to the party to which it is to be given at the address of such party set forth in the preamble to this Agreement (or to such other address as the party shall have furnished in writing in accordance with the provisions hereof as follows:

If to Employer:	606 Johnson Ave. Suite 1 Bohemia, NY 11716

If to Employee:	Peter Scalise, III PO Box 66 Oakdale, NY 11769

Any notice or other communication given by certified mail shall be deemed given three business days after certification thereof, except for a notice changing a party’s address which will be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Section shall be deemed given at the time of receipt hereof.

d)	Waiver. Any waiver by any party of a breach of any term of this Agreement shall not operate as or be construed to be a waiver of any other breach of that term or of any breach of any other term of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver hereunder must be in writing signed by the waiving party.

e)	Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

f)	No Third-Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement except as specifically stated herein.

g)	Severability. If any provision of this Agreement is hereafter held to be invalid, illegal or unenforceable for any reason, such provision shall be reformed to the maximum extent permitted so as to preserve the parties’ original intent, failing which, it shall be severed. If any provision of this Agreement is hereafter held to be invalid, illegal, or unenforceable for any reason, such provision shall be reformed to the maximum extent permitted so as to preserve the parties’ original intent, failing which, it shall be severed from this Agreement, with the balance of this Agreement continuing in full force and effect. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. If any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

h)	Merger; Assignability. This Agreement and the Schedules attached, or to be attached, hereto and thereto, set forth the entire understanding of the parties with respect to the subject matter hereof and supersede all existing agreements concerning such subject matter. This Agreement may not be assigned by any party without the prior written consent of each other party to this Agreement.

i)	Headings. The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

j)	Counterparts; Governing Law; Jurisdiction. This Agreement may be executed in any number of counterparts (and by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the rules governing the conflict of laws. Any action, suit, or proceeding arising out of, based on, or in connection with this Agreement or the transactions contemplated hereby, or any document relating hereto or delivered in connection with the transactions contemplated hereby, may be brought only and exclusively in the Federal or State Courts located in the State of New York; and each party covenants and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court if it has been duly served with process, that its property is exempt or immune from attachment or execution, that the action, suit, or proceeding is brought in an inconvenient forum, that the venue of the action, suit, or proceeding is improper, or that this Agreement has been executed by duly authorized subject matter hereof may not be enforced in or by such court.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement under their seals as of the date and year first written above.

LAID BEVERAGES INC.

By:  ______________________________________ Date:

Mike Wall-Secretary

Agreed to accepted by: ________________________________ Date:

                                      Peter Scalise III, Employee

SCHEDULE A

COMPENSATION

Employee shall receive the following compensation:

I. Initial Base Salary and Employee Benefits.

a)	Commencing upon the date hereof Employee shall receive a gross salary in the sum of $225,000 per annum (the “Base Salary”), payable weekly, subject to deductions for withholding taxes and/or other appropriate deductions as provided by applicable federal, state and local law, which salary shall include 15 paid working days for either vacation, sick days or personal days, over and above all legal holidays recognized by Employer as non-working days for all of its employees, salary is to accrue if not paid in full and carry a 15% per annum interest on unpaid salary, plus

b)	Employee to receive a brand development fee of $500,000.00. Payable within 30 days of written request by employee to company. Fee to be paid out of company funds derived from sales, proceeds of any type be it investment or any credit lines available to the company.

c)	Employer will pay the cost of the prevailing medical and dental insurance program for himself and his family, upon the same terms offered to its employees of equal status and grade, if any, which amount may be paid directly to employee if he maintains separate insurance coverage; plus, dental coverage

d)	Employee shall receive a $1200 per month car payment allowance, $100 per month gas allowance, cell phone expenses ($400 monthly); expenses may be charged on employees personal credit card or that of the company, the credit or debit card bank statements will suffice as receipts of all expenses; plus

e)	Employer will reimburse Employee for his accountable direct expenses in connection with the performance of his duties hereunder including, but not limited to, unlimited travel and hotel for all business-related travel, entertainment, meals, gas etc. Employee shall provide receipts and other documentation of his expenses as may reasonably be requested by Employer, according to its established policy for all other employees receiving reimbursement of expenses. Any single expense item in excess of $1000 shall be approved by Employer in writing prior to being incurred, unless such pre-approval and payment is unreasonable under the circumstances

II. Increases in Base Salary and Bonuses.

a)	Cost of Living Adjustment. The parties agree that at the end of each year during the Term hereof, including each renewal thereafter, Employee’s Base Salary shall be increased by an amount determined by multiplying the original Base Salary hereunder by a fraction the numerator of which is the Consumer Price Index for all cities (“CPI”) as of January 1, 2019, or such later year as is applicable, minus the CPI as of January 1, 2018 and the denominator of which is the CPI as of January 1, 2018. In the event that the CPI as provided for herein for all cities is no longer published then the parties agree that there shall be substituted therefore such index of consumer prices as most accurately reflects the cost of living in the New York Greater Metropolitan area (defined for the purposes hereof as being New York City, Nassau and Suffolk Counties, Northern New Jersey and Southern Connecticut).

b)	Annual Bonus and Equity Incentive Plan.

(i)	Incentive Program. Employee shall also receive as an additional incentive at the end of each of Employer’s fiscal years during the duration of this Agreement, an annual bonus, to be computed within 30 days following delivery to Employer of audited annual financial statements by its independent auditors, which shall be payable 50% in cash and 50% in equity ownership.

1.	Operational Incentive Bonus. Employee shall be entitled to receive an operational incentive bonus equal to three (3%) percent of Employer’s adjusted gross revenues. For purposes, hereof “adjusted gross income” shall be equal to gross revenues less cost of such generating revenues including general and administrative costs of LBI. In the event that such number shall be a negative number then Employee shall not be entitled to any operational incentive bonus for such fiscal year

2.	Profit Incentive Bonus. Employee shall be entitled to receive a profit incentive bonus equal to three (3%) percent of Employer’s net pre-tax profit from operations. In the event that such number shall be a negative number then Employee shall not be entitled to any profit incentive bonus for such fiscal year;

3.	Discretionary Bonus. The parties understand and agree that in any year the Managing Member may, in his sole and absolute discretion, without the participation of Employee in such discussion or vote, may grant such further, additional or other bonus to Employee, which bonus may be in the form of cash payment or additional equity ownership up to five percent (5%).

4.	Payment of Bonuses. Of the Operational Incentive Bonus and the Profit Incentive Bonus amounts so calculated, FIFTY (50%) PER CENT thereof shall be paid to Employee in cash within 30 days following delivery to Employer of the audited statements prepared by the Company’s independent certified public accountants following the Company’s year end and the remaining FIFTY (50%) PER CENT shall be payable to Employee in equity ownership.

LAID BEVERAGES INC.

BY: ____________________________________ Date:

Mike Wall-Secretary

Agreed to accepted by: _________________________________ Date:

Peter Scalise III, Employee